SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 the Securities Exchange Act of 1934

For the quarter ended September 24, 2004

Fresh Del Monte Produce Inc.

(Exact Name of Registrant as Specified in Its Charter)

The Cayman Islands
(State or Other Jurisdiction of
Incorporation or Organization)
Walker House, Mary Street
P.O. Box 908GT
George Town, Grand Cayman
(Address of Registrant’s Principal Executive Office)
c/o Del Monte Fresh Produce Company
241 Sevilla Avenue
Coral Gables, Florida 33134
(Address of Registrant’s U.S. Executive Office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐ No ☒

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

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CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions)

	September 24,	December 26,
	2004	2003
	Unaudited
Assets

Current assets:
Cash and cash equivalents	$81.1	$51.0
Trade accounts receivable, net of allowance of $18.6 and $17.1, respectively	180.0	195.2
Advances to growers and other receivables, net of allowance of $15.6 and $13.3, respectively	36.8	41.1
Inventories	223.8	215.1
Deferred income taxes	2.5	3.0
Prepaid expenses and other current assets	28.6	7.6

Total current assets	552.8	513.0

Investments in unconsolidated companies	18.4	18.2
Property, plant and equipment, net	768.0	741.0
Deferred income taxes	14.3	27.5
Other noncurrent assets	19.6	23.0
Goodwill	175.9	168.5

Total assets	$1,549.0	$1,491.2

See accompanying notes

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

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CONSOLIDATED BALANCE SHEETS (continued)
(U.S. dollars in millions, except share data)

	September 24,	December 26,
	2004	2003
	Unaudited
Liabilities and shareholders’ equity

Current liabilities:
Accounts payable and accrued expenses	$298.8	$325.8
Current portion of long-term debt and capital lease obligations	11.6	14.0
Deferred income taxes	8.1	8.4
Income taxes payable	14.3	21.7

Total current liabilities	332.8	369.9

Long-term debt	12.2	14.5
Capital lease obligations	11.8	15.0
Retirement benefits	53.8	55.1
Other noncurrent liabilities	35.4	59.4
Deferred income taxes	34.8	31.4

Total liabilities	480.8	545.3

Minority interest	8.2	3.7

Commitments and contingencies

Shareholders’ equity:
Preferred shares, $0.01 par value; 50,000,000 shares authorized; none issued or outstanding	—	—
Ordinary shares, $0.01 par value; 200,000,000 shares authorized; 57,607,574 and 57,282,518 shares issued and outstanding, respectively	0.6	0.6
Paid-in capital	375.7	367.3
Retained earnings	707.1	621.4
Accumulated other comprehensive loss	(23.4)	(47.1)

Total shareholders’ equity	1,060.0	942.2

Total liabilities and shareholders’ equity	$1,549.0	$1,491.2

See accompanying notes

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

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CONSOLIDATED STATEMENTS OF INCOME

Unaudited
(U.S. dollars in millions, except share and per share data)

	Three months ended		Nine months ended
	September 24,	September 26,	September 24,	September 26,
	2004	2003	2004	2003
Net sales	$610.4	$563.7	$2,087.8	$1,908.1
Cost of products sold	579.6	498.7	1,890.7	1,626.8

Gross profit	30.8	65.0	197.1	281.3

Selling, general and administrative expenses	29.3	28.3	83.6	82.6
Asset impairment charges	5.4	—	5.4	—

Operating income (loss)	(3.9)	36.7	108.1	198.7

Interest expense	0.9	1.3	3.3	5.9
Interest income	0.4	0.2	0.7	0.5
Other income (expense)	(1.7)	1.1	—	23.4

Income (loss) before income taxes	(6.1)	36.7	105.5	216.7
Provision (benefit) for income taxes	(19.8)	2.4	(14.6)	13.1

Net income	$13.7	$34.3	$120.1	$203.6

Net income per share – Basic	$0.24	$0.61	$2.09	$3.61

Net income per share – Diluted	$0.24	$0.60	$2.08	$3.56

Dividends declared per ordinary share	$0.20	$0.10	$0.60	$0.25

Weighted average number of ordinary shares outstanding:
Basic	57,555,461	56,632,819	57,428,477	56,373,948
Diluted	57,833,302	57,562,386	57,763,443	57,228,771

See accompanying notes

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

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CONSOLIDATED STATEMENTS OF CASH FLOWS

Unaudited
(U.S. dollars in millions)

	Nine months ended
	September 24,	September 26,
	2004	2003
Operating activities:
Net income	$120.1	$203.6
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	50.4	47.2
Amortization of debt issuance costs	0.7	1.5
Asset impairment charge	5.4	—
Reversal of accrual for tax contingencies	(18.0)	—
Gain on sale of equity investment	—	(5.5)
Equity in earnings (losses) of unconsolidated companies, net of dividends	(0.5)	0.1
Deferred taxes	6.9	(0.2)
Other, net	(2.1)	(3.2)
Changes in operating assets and liabilities, net of acquisitions:
Receivables	22.9	16.9
Inventories	(6.9)	(13.4)
Accounts payable and accrued expenses	2.6	5.4
Prepaid expenses and other current assets	(17.7)	(0.9)
Other noncurrent assets and liabilities	(1.8)	2.6

Net cash provided by operating activities	162.0	254.1

Investing activities:
Capital expenditures	(70.1)	(38.5)
Proceeds from sale of assets	1.0	1.1
Purchase of subsidiaries, net of cash acquired	(18.7)	(102.8)
Proceeds from sale of equity investments	—	12.8
Other investing activities, net	(2.5)	—

Net cash used in investing activities	(90.3)	(127.4)

See accompanying notes

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

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CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Unaudited
(U.S. dollars in millions)

	Nine months ended
	September 24,	September 26,
	2004	2003
Financing activities:
Proceeds from long-term debt	$90.0	$344.9
Payments on long-term debt	(101.8)	(391.8)
Proceeds from stock options exercised	3.2	5.8
Payment of cash dividends	(34.5)	(14.1)

Net cash used in financing activities	(43.1)	(55.2)

Effect of exchange rate changes on cash and cash equivalents	1.5	0.8

Cash and cash equivalents:
Net change	30.1	72.3
Beginning balance	51.0	9.5

Ending balance	$81.1	$81.8

Supplemental cash flow information:
Cash paid for interest, net of capitalized interest	$2.1	$4.2

Cash paid for income taxes	$5.5	$16.4

Supplemental non-cash activities:
Capital lease obligations for new assets	$0.9	$7.2

See accompanying notes

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

______

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Unaudited

1. General

Fresh Del Monte Produce Inc. (“Fresh Del Monte”) was incorporated under the laws of the Cayman Islands on August 29, 1996 and is 43.7% owned by IAT Group Inc., which is 100% owned by members of the Abu-Ghazaleh family. In addition, members of the Abu-Ghazaleh family directly own 8.5% of the outstanding ordinary shares of Fresh Del Monte.

In the opinion of management, the accompanying unaudited consolidated financial statements of Fresh Del Monte and subsidiaries include all adjustments, consisting of normal recurring adjustments, necessary to present fairly their financial position as of September 24, 2004 and their operating results and cash flows for the periods then ended. Interim results are subject to significant seasonal variations and may not be indicative of the results of operations that may be expected for the entire 2004 year.

Certain amounts from 2003 have been reclassified to conform to the 2004 presentation. The balance sheet at December 26, 2003 has been derived from the audited financial statements at that date.

For additional information, see Fresh Del Monte’s Consolidated Financial Statements included in Fresh Del Monte’s Annual Report on Form 20-F for the year ended December 26, 2003.

2. Acquisitions and Dispositions

On August 11, 2004, Fresh Del Monte acquired Can-Am Express, Inc and RLN Leasing, Inc. (collectively, “Can-Am”), a nationally-recognized refrigerated trucking operation based in Fargo, North Dakota. Can-Am, which serves customers throughout the United States, had 2003 revenues of approximately $20.0 million. With an owned fleet of 150 tractors and 200 trailers, and facilities in Fargo, North Dakota; Denton (Dallas), Texas; and Cincinnati, Ohio, Can-Am provides over-the-road trucking services to a broad range of customers in the food, retail, and other industries. Fresh Del Monte’s acquisition of Can-Am will enable the Company to provide comprehensive distribution services to its retail and foodservice customers while reducing overall transportation costs. The total consideration paid in connection with the Can-Am acquisition was approximately $18.8 million.

The acquisition has been accounted for as a purchase under Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations”, and accordingly, the purchase price was allocated to the assets acquired and liabilities assumed. The initial excess of the purchase price over the fair value of the assets acquired and liabilities assumed amounted to $8.8 million. The purchase price allocation is preliminary and is pending the fair valuation of certain assets and liabilities.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Unaudited

2. Acquisitions and Dispositions (continued)

On January 27, 2003, Fresh Del Monte acquired Standard Fruit and Vegetable Co., Inc. (“Standard”), a Dallas, Texas based integrated distributor of fresh fruit and vegetables, which serves retail chains, foodservice distributors, and wholesalers in approximately 30 states. The acquisition provided Fresh Del Monte with a highly complementary distribution network, which included four distribution facilities and increased Fresh Del Monte’s presence in key markets in the United States. In addition, the acquisition allowed Fresh Del Monte to increase its product offerings to include tomatoes, potatoes, onions, strawberries and an extensive line of specialty items. The total consideration paid in connection with the Standard acquisition was approximately $102.2 million (including $2.2 million in acquisition costs). The purchase price of $100.0 million was subject to certain escrow/holdback provisions valued at $10.0 million to secure payment by the seller of any amounts that became due to Fresh Del Monte under the acquisition agreement. Of the total escrow/holdback provision according to the acquisition agreement, $2.5 million was held back by Fresh Del Monte and $7.5 million was placed in escrow and subsequently released. The holdback of $2.5 million is recognized as a liability in “Accounts payable and accrued expenses” in the accompanying balance sheet at September 24, 2004. The assets acquired consisted primarily of current assets and property, plant and equipment.

The acquisition has been accounted for as a purchase under Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations”, and accordingly, the purchase price was allocated to the assets acquired and liabilities assumed.

The excess of the purchase price over the fair value of the assets acquired and liabilities assumed amounted to approximately $85.3 million, of which $6.7 million was separately identified intangible assets and the remaining $78.6 million was allocated to goodwill and was included in the “other fresh produce segment”. None of the goodwill is tax deductible.

The goodwill and other intangible assets are being accounted for under SFAS No. 142, “Goodwill and Other Intangible Assets.” Effective January 28, 2003, the operating results of the Standard operations were consolidated with the operating results of Fresh Del Monte.

The following table summarizes the estimated fair values of the tangible assets acquired and liabilities assumed at the date of acquisition (U.S. dollars in millions):

Current assets	$19.0
Property and equipment	18.5
Other noncurrent assets	1.8
Current liabilities	(19.0)
Deferred tax liability	(3.4)

Net assets acquired	$16.9

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Unaudited

2. Acquisitions and Dispositions (continued)

The following unaudited pro forma information presents a summary of 2003 consolidated results of operations of Fresh Del Monte as if the Standard acquisition had occurred as of December 28, 2002 (U.S. dollars in millions, except share and per share data):

Nine Months Ended
September 26, 2003
Net sales	$1,930.8
Net income	$204.1
Basic net income per share	$3.62
Diluted net income per share	$3.57
Number of ordinary shares used in computation:
Basic	56,373,948
Diluted	57,228,771

The unaudited pro forma results have been prepared for comparison purposes only and do not purport to represent what the actual results of operations would have been had the acquisition occurred on December 28, 2002 and may not be indicative of future results of operations.

On April 24, 2003, Fresh Del Monte sold its 50% interest in Compañía Industrial Corrugadora Guatemala, S.A., a manufacturer of corrugated boxes. The proceeds from the sale were $12.8 million. The gain on the sale was $5.5 million and was included in “Other income” in the Consolidated Statements of Income for the three and six months ended June 27, 2003.

On June 18, 2003, Fresh Del Monte acquired the remaining 33% minority interest in Envases Industriales de Costa Rica, S.A. (“Envaco”), a manufacturer of corrugated boxes. The purchase price was $3.0 million. The acquisition has been accounted for as a purchase under SFAS No. 141. Fresh Del Monte now owns 100% of Envaco.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Unaudited

3. Inventories

Inventories consisted of the following (U.S. dollars in millions):

	September 24,	December 26,
	2004	2003
Fresh produce	$57.7	$65.9
Raw materials and packaging supplies	89.5	82.2
Growing crops	76.6	67.0

	$223.8	$215.1

4. Impairment of long-lived assets

Based on continued operating losses and discontinued product lines in the United Kingdom, the United States and Brazil, related to the other fresh produce and banana categories, certain machinery and equipment was written down to its estimated fair value. Consistent with SFAS No. 144, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying value, Fresh Del Monte recorded an asset impairment charge of $5.4 million during the third quarter of 2004.

5. Income Taxes

As a result of developments from prior years related to Internal Revenue Service examinations, Fresh Del Monte had established reserves for tax contingencies which amounted to $26.5 million as of December 26, 2003. During the third quarter of 2004, the final settlement of the examination was concluded. Income tax benefit for the third quarter includes a net benefit of $20.6 million, primarily due to the reversal of tax contingency accruals net of changes in deferred tax assets for the settlement of this tax audit for the years 1997 through 2001. The settlement completed the tax audit for the indicated years. Management believes that Fresh Del Monte has adequately provided for any remaining tax contingencies.

6. Long-Term Debt

On March 21, 2003, Fresh Del Monte, and certain wholly-owned subsidiaries entered into a $400.0 million, four-year syndicated revolving credit facility (the “Credit Facility”), with Rabobank Nederland, New York Branch, as administrative agent, which replaced the existing $450.0 million revolving credit facility including the $135.0 million five-year term loan maturing on May 10, 2005.

The Credit Facility includes a swing line facility and a letter of credit facility as was the case with the previous credit facility. The Credit Facility is collateralized directly or indirectly by substantially all of Fresh Del Monte’s assets, permits borrowings with an interest rate based on a spread over London Interbank Offer Rate and expires on March 21, 2007. There were no outstanding borrowings under the Credit Facility at September 24, 2004 or December 26, 2003. At September 24, 2004, $295.7 million of available credit was applied towards the issuance of letters of credit. The issuance of the letters of credit is primarily related to the acquisition of certain assets and shareholdings that comprise Del Monte Foods Europe (see Subsequent Event footnote #15) and other operating commitments.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Unaudited

7. Comprehensive Income

Fresh Del Monte had comprehensive income of $22.8 million and $32.3 million for the three months ended September 24, 2004 and September 26, 2003, respectively. For the nine months ended September 24, 2004 and September 26, 2003, comprehensive income was $143.8 million and $190.5 million, respectively. Comprehensive income for the three months ended September 24, 2004 and September 26, 2003 consisted of net income of $13.7 million and $34.3 million, unrealized foreign currency translation gains (losses) of $0.2 million and $(0.1) million, and a decrease (increase) in net unrealized gains/(losses) on derivatives of $8.9 million and $(1.9) million, respectively. Comprehensive income for the nine months ended September 24, 2004 and September 26, 2003 consisted of net income of $120.1 million and $203.6 million, unrealized foreign currency translation gains/(losses) of $0.7 million and $(0.2) million, and net unrealized gains/(losses) on derivatives of $23.0 million and $(12.9) million, respectively.

8. Stock Based Compensation

As permitted under SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FAS 123” (“SFAS No. 148”), which amended SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), Fresh Del Monte has chosen to account for its Stock Plans under the intrinsic value method as allowed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”) and related interpretations. Under APB No. 25, because the exercise price of Fresh Del Monte’s employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense was recorded. SFAS No. 148 requires disclosure of the estimated fair value of employee stock options granted and pro forma financial information assuming compensation expense was recorded using these fair values.

For purposes of pro forma disclosures required by SFAS No. 148, the estimated fair value of the options is amortized to expense over the options’ vesting period. The following information shows the effect on net income and earnings per share as if Fresh Del Monte had applied the fair value recognition provisions of SFAS No. 123 for the three and nine months ended September 24, 2004 and September 26, 2003.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Unaudited

8. Stock Based Compensation (continued)

(U.S. dollars in millions, except share and per share data):

	Three months ended		Nine months ended
	September 24,	September 26,	September 24,	September 26,
	2004	2003	2004	2003
Reported net income	$13.7	$34.3	$120.1	$203.6
Stock-based employee compensation expense under fair value method	(0.2)	(0.7)	(0.8)	(2.9)

Adjusted net income	$13.5	$33.6	$119.3	$200.7

Reported net income per ordinary share:
Basic	$0.24	$0.61	$2.09	$3.61
Diluted	$0.24	$0.60	$2.08	$3.56

Reported number of ordinary shares used in computation:
Basic	57,555,461	56,632,819	57,428,477	56,373,948
Diluted	57,833,302	57,562,386	57,763,443	57,228,771

Adjusted net income per ordinary share:
Basic	$0.23	$0.59	$2.08	$3.56
Diluted	$0.23	$0.59	$2.07	$3.51

Adjusted number of ordinary shares used in computation:
Basic	57,555,461	56,632,819	57,428,477	56,373,948
Diluted	57,761,205	57,365,478	57,688,429	57,143,217

9. Hurricane Mitch

In 1998, Fresh Del Monte’s Guatemalan banana operations were damaged as a result of Hurricane Mitch. Fresh Del Monte maintained insurance for both property damage and business interruption applicable to its production facilities, including its operations in Guatemala. The policies providing the coverage for losses caused by Hurricane Mitch were subject to deductibles of $0.1 million for property damage and business interruption. Fresh Del Monte recorded recoveries under its business interruption policy related to the damage of its operations in Guatemala caused by Hurricane Mitch of $11.5 million during the nine months ended September 26, 2003, which has been included in “Other income” in the Consolidated Statements of Income.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Unaudited

10. Contingencies

Starting in December 1993, two of Fresh Del Monte’s U.S. subsidiaries were named among the defendants in a number of actions in courts in Texas, Louisiana, Mississippi, Hawaii, Costa Rica and the Philippines involving allegations by numerous foreign plaintiffs that they were injured as a result of exposure to a nematocide containing the chemical dibromochloropropane (“DBCP”) during the period from 1965 to 1990.

In December 1998, these subsidiaries entered into a settlement in the amount of $4.6 million (the majority of which was recovered from the insurance carriers) with counsel representing approximately 25,000 individuals. Under the terms of the settlement, approximately 22,000 of these claimants dismissed their claims with prejudice and without payment. The 2,643 claimants who alleged employment on a company-related farm in Costa Rica and the Philippines and who demonstrated some injury were offered a share of the settlement funds upon execution of a release. Over 98% of these claimants accepted the terms of the settlement. A number of plaintiffs represented by new counsel in the Philippines have challenged before the Philippine court whether the settlement funds were properly distributed to their clients.

On February 16, 1999, two of Fresh Del Monte’s U.S. subsidiaries were served in the Philippines in an action entitled Davao Banana Plantation Workers’ Association of Tiburcia, Inc. v. Shell Oil Co., et al. The action is brought by the Banana Workers’ Association (the “Association”) on behalf of its 34,852 members for injuries they allege to have incurred as a result of DBCP exposure. Approximately 13,000 members of the Association claim employment on a farm that was under contract to a Fresh Del Monte subsidiary at the time of DBCP use. Fresh Del Monte’s subsidiaries filed motions to dismiss and for reconsideration on jurisdictional grounds, which were denied. Accordingly, Fresh Del Monte’s subsidiaries answered the complaint denying all of the plaintiff’s allegations. Fresh Del Monte’s subsidiaries believe that they have substantial defenses to the claims asserted by the Association. On October 3, 2002, the Philippine Court of Appeals ruled that the method of service used by the Association to serve the defendants was improper and dismissed the Association’s complaint. As a result of this decision, the trial court suspended the proceedings indefinitely. The Association filed a motion for reconsideration of the dismissal of its complaint, which remains pending.

Fresh Del Monte’s U.S. subsidiaries have not settled the DBCP claims of approximately 3,500 claimants represented by different counsel who filed actions in Mississippi in 1996 and Hawaii in 1997. Each of those actions was dismissed by a federal district court on grounds of forum non conveniens in favor of the courts of the plaintiffs’ home countries and appealed by the plaintiffs. As a result of the dismissal of the Hawaiian actions, several Costa Rican and Guatemalan individuals have filed the same type of actions in those countries. The Guatemalan action was dismissed for plaintiff’s failure to prosecute the action. On January 19, 2001, the Court of Appeals for the Fifth Circuit affirmed the dismissal of Fresh Del Monte’s subsidiaries for forum non conveniens and lack of personal jurisdiction for the Mississippi actions, and on October 1, 2001, the United States Supreme Court denied plaintiffs’ petition for an appeal. On April 22, 2003, the Hawaiian plaintiffs’ appeal of the dismissal was affirmed by the Supreme Court of the United States, thereby remanding the action to the Hawaiian State Court.

On October 19, 2000, the Court of Appeals for the Fifth Circuit affirmed the dismissal of 23 non-settling defendants who had filed actions in the United States District Court in Houston, Texas. As a result, the 23 plaintiffs who did not accept the settlement are precluded from filing any new DBCP actions in the United States.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Unaudited

10. Contingencies (continued)

On June 19, 1995, a group of several thousand plaintiffs in an action entitled Lucas Pastor Canales Martinez, et al. v. Dow Chemical Co. et al. sued one of Fresh Del Monte’s U.S. subsidiaries along with several other defendants in the District Court for the Parish of St. Charles, Louisiana, asserting claims similar to those arising in the Texas cases due to the alleged exposure to DBCP. That action was removed to the United States District Court in New Orleans and was subsequently remanded in September 1996. Fresh Del Monte’s subsidiary has answered the complaint and asserted substantial defenses. Following the decision of the United States Court of Appeals for the Fifth Circuit in the Texas actions, this action was re-removed to federal court in November 2000. Fresh Del Monte’s subsidiary has settled with all but 13 of the Canales Martinez plaintiffs. On October 25, 2001, defendants filed a motion to dismiss the action on grounds of forum non conveniens in favor of plaintiffs’ home countries. On July 16, 2002, the district court denied that motion and the defendants filed a motion requesting immediate review by the Court of Appeals, which was denied by the district court on August 21, 2002. On August 28, 2002, defendants filed a petition for writ of mandamus before the Court of Appeals with respect to the district court’s denial of defendants’ motion to dismiss the action on grounds of forum non conveniens. As a result of the Supreme Court’s decision in the Hawaiian action, the district court remanded these actions to state court in Louisiana.

On November 15, 1999, one of Fresh Del Monte’s U.S. subsidiaries was served in two actions entitled, Godoy Rodriguez, et al. v. AMVAC Chemical Corp., et al. and Martinez Puerto, et al. v. AMVAC Chemical Corp., et al., in the 29th Judicial District Court for the Parish of St. Charles, Louisiana. These actions were removed to federal court, where they have been consolidated. These actions are brought on behalf of claimants represented by the same counsel who filed the Mississippi and Hawaii actions as well as a number of the claimants who have not accepted the settlement offer. As a result of the Supreme Court’s decision in the Hawaiian action, the district court remanded these actions to state court in Louisiana. At this time, it is not known how many of the 2,962 Godoy Rodriguez and Martinez Puerto plaintiffs are claiming against Fresh Del Monte’s subsidiaries.

On October 14, 2004, two of Fresh Del Monte’s subsidiaries were served with a complaint in an action styled Angel Abarca, et al. v. Dole Food Co., et al. filed originally in the Superior Court of the State of California for the County of Los Angeles on behalf of more than 2,200 Costa Rican banana workers who claim injury from exposure to DBCP. On October 8, 2004 (prior to service on the company’s subsidiaries), a co-defendant removed the action to the United States District Court for the Central District of California. An initial review of the plaintiffs in the Abarca action denotes that a substantial number of said plaintiffs were claimants in prior DBCP actions in Texas and may have participated in the settlement thereof.

On January 8, 2001, local residents of Honolulu, Hawaii amended their complaint (the initial complaint did not include Fresh Del Monte’s U.S. subsidiary as a defendant) in federal court to include one of Fresh Del Monte’s subsidiaries as one of several defendants for injuries allegedly caused by consuming contaminated water. Fresh Del Monte’s U.S. subsidiary answered the complaint denying all the plaintiffs’ claims and asserting substantial defenses. The trial for the initial panel of 34 plaintiffs commenced on January 12, 2004. After Fresh Del Monte’s subsidiary rested its case and prior to jury instructions being administered to the jury, Fresh Del Monte’s subsidiary reached a confidential settlement with the initial panel of plaintiffs and the remaining 320 plaintiffs that were to be tried after the conclusion of this initial trial. On March 16, 2004, the law firms representing the plaintiffs executed the settlement agreement and joint tortfeasor release and the action against Fresh Del Monte’s subsidiary,

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Unaudited

10. Contingencies (continued)

as well as the other grower defendants, was dismissed with prejudice. On March 25, 2004, Fresh Del Monte’s subsidiary filed its notice of settlement and petition for determination of good faith settlement which was entered by the court on April 19, 2004.

In 1980, elevated levels of certain chemicals were detected in the soil and ground water at a plantation leased by one of Fresh Del Monte’s U.S. subsidiaries in Honolulu, Hawaii (“Kunia Well Site”). Shortly thereafter, Fresh Del Monte’s subsidiary discontinued the use of the Kunia Well Site and provided an alternate water source to area well users and the subsidiary commenced its own voluntary cleanup operation. In 1993, the Environmental Protection Agency (“EPA”) identified the Kunia Well Site for potential listing on the National Priorities List (“NPL”) under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended. On December 16, 1994, the EPA issued a final rule adding the Kunia Well Site to the NPL. On September 28, 1995, Fresh Del Monte’s subsidiary entered into an order (the “Order”) with the EPA to conduct the remedial investigation and the feasibility study of the Kunia Well Site. Under the terms of the Order, Fresh Del Monte’s subsidiary submitted a remedial investigation report in November 1998 and a final draft feasibility study in December 1999 (which was updated from time to time) for review by the EPA. The EPA approved the remedial investigation report in February 1999 and the feasibility study on April 22, 2003.

As a result of communications with the EPA during 2001, Fresh Del Monte recorded a charge of $15.0 million in the third quarter of 2001 to increase the recorded liability to the estimated expected future cleanup cost for the Kunia Well Site to $19.1 million. Based on conversations with the EPA during the third quarter of 2002 and consultation with Fresh Del Monte’s legal counsel and other experts, Fresh Del Monte recorded a charge of $7.0 million during the third quarter of 2002 to increase the accrual for the expected future clean up costs for the Kunia Well Site to $26.1 million, which is included in other noncurrent liabilities in the accompanying balance sheet at September 24, 2004.

On September 25, 2003, the EPA issued the Record of Decision (“ROD”). The EPA estimates in the ROD that the remediation costs associated with the clean up of the Kunia Well Site will range from $12.9 million to $25.4 million. Certain portions of the EPA’s estimates have been discounted using a 5% interest rate. The undiscounted estimates are between $14.8 million to $28.7 million. On January 13, 2004, the EPA deleted a portion of the Kunia Well Site (Northeast section) from the NPL. Fresh Del Monte’s subsidiary intends to negotiate a consent decree with the EPA for the performance of the clean up work during the fourth quarter of 2004. It is estimated that a consent decree with the EPA will be submitted to the United States District Court for the District of Hawaii during the fourth quarter of 2004.

On November 13, 2002, Eastbrook Caribe A.V.V., an Aruba company, which claims to be an assignee of certain individuals and entities purporting to be former indirect shareholders of Fresh Del Monte’s predecessor, filed in the Supreme Court of the State of New York (Trial Court), County of New York, a summons with notice purporting to assert claims against Fresh Del Monte, a subsidiary of Fresh Del Monte and certain current and former directors, officers and shareholders of Fresh Del Monte and its predecessor (the “New York Complaint”). On April 16, 2003, Fresh Del Monte was served with the New York Complaint in this matter.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Unaudited

10. Contingencies (continued)

On December 30, 2002, Fresh Del Monte was served with a complaint filed on December 18, 2002 in the Circuit Court of the 11th Judicial Circuit in and for Miami-Dade County, Florida by 11 Mexican individuals and corporations, who claim to have been former indirect shareholders of Fresh Del Monte’s predecessor, against Fresh Del Monte, and certain current and former directors, officers and shareholders of Fresh Del Monte and its predecessor (the “Florida Complaint”).

The New York Complaint and the Florida Complaint both allege that instead of proceeding with a prospective buyer who offered superior terms, the former chairman of Fresh Del Monte’s predecessor and majority shareholder, agreed to sell the company’s predecessor to its current majority shareholder at a below market price as the result of commercial bribes allegedly paid by Fresh Del Monte’s majority shareholder and chief executive officer to Fresh Del Monte’s predecessor’s former chairman. On February 20, 2003, Fresh Del Monte filed a motion to dismiss the Florida Complaint and the oral argument was heard on June 19, 2003. On July 22, 2003, the court granted in part and denied in part Fresh Del Monte’s motion to dismiss the Florida Complaint. The court dismissed two of the eleven counts of the Florida Complaint. On May 19, 2003, Fresh Del Monte filed a motion to dismiss the New York Complaint which was granted by the court on January 13, 2004. On October 14, 2004, the Appellate Division of the New York State Supreme Court affirmed the dismissal of the New York Complaint. Fresh Del Monte believes that the allegations of the remaining Florida Complaint are entirely without merit.

On April 16, 2004, four fruit wholesalers filed a consolidated complaint against two of Fresh Del Monte’s subsidiaries in the United States District Court for the Southern District of New York. The plaintiffs claim to have purchased Del Monte Gold™ pineapples from Fresh Del Monte’s subsidiaries. This consolidated action is brought as a putative class action on behalf of all direct purchasers of the Del Monte Gold™ pineapples from March 1, 1996 through the present. The court directed the plaintiffs to file a new consolidated complaint, which was filed on August 2, 2004 and consists of the four entities and two individual consumers which had filed their complaints in the federal court for the Southern District of New York.

The new consolidated complaint alleges claims for: (1) monopolization and attempted monopolization; (2) restraint of trade; (3) unfair and deceptive trade practices; and (4) unjust enrichment. Since Fresh Del Monte’s subsidiaries pending motion before the Judicial Panel on Multidistrict Litigation (“JPML”) seeks transfer of all related federal court cases to the federal court for the Southern District of New York, the response to the consolidated complaint is not due until after the JMPL rules on Fresh Del Monte’s subsidiaries motion to transfer.

On March 5, 2004, an alleged individual consumer filed a putative class action complaint against Fresh Del Monte’s subsidiaries in the state court of Tennessee on behalf of consumers who purchased the Del Monte Gold™ pineapples in Tennessee from March 1, 1996 to May 6, 2003. The complaint alleges violations of the Tennessee Trade Practices Act and the Tennessee Consumer Protection Act. On April 14, 2004, Fresh Del Monte’s subsidiaries removed this action to federal court. The plaintiffs filed a motion for remand to state court which was granted by the court on July 7, 2004. This action will now proceed in the state court of Tennessee.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Unaudited

10. Contingencies (continued)

On March 17, 2004, an alleged individual consumer filed a putative class action complaint against Fresh Del Monte and its subsidiaries in the state court of California on behalf of residents of California who purchased (other than for re-sale) the Del Monte Gold™ pineapple between March 1, 1996 and May 6, 2003. The complaint alleges violations of the Cartwright Act; unfair competition in violation of the California Business and Professional Code; common law monopolization and unjust enrichment. On April 19, 2004, Fresh Del Monte removed this action to federal court. The plaintiffs filed a motion for remand to state court which was granted by the court on July 8, 2004. This action will now proceed in the state court of California. Fresh Del Monte and its subsidiaries filed a motion to dismiss which is pending before the court.

On March 18, 2004, two alleged individual consumers filed putative class action complaints against Fresh Del Monte and its subsidiaries in the state courts of California on behalf of residents of California who purchased (other than for re-sale) the Del Monte Gold™ pineapple between March 1, 1996 and May 6, 2003. The complaints alleges common law monopolization; unfair competition in violation of the California Business and Professional Code; unjust enrichment and violations of the Consumer Legal Remedies Act. On April 19, 2004, Fresh Del Monte removed these actions to federal court. The plaintiffs filed a motion for remand to the state court of California and Fresh Del Monte’s subsidiaries opposed that motion. In addition, Fresh Del Monte’s subsidiaries filed a motion to stay the actions which was granted by the federal court. Accordingly, Fresh Del Monte’s subsidiaries response to the complaint is not due until 30 days after the resolution of plaintiffs’ motion to remand.

On April 19, 2004, an alleged individual consumer filed a putative class action complaint against Fresh Del Monte’s subsidiaries in the state court of Florida on behalf of Florida residents who purchased (other than for re-sale) the Del Monte Gold™ pineapple between March 1, 1996 and May 6, 2003. The complaint alleges fraudulent concealment/tolling of statute of limitations, violations of the Florida Deceptive and Unfair Trade Practices Act and unjust enrichment. On May 11, 2004, Fresh Del Monte’s subsidiaries removed this action to federal court. The plaintiffs filed a motion for remand to state court and Fresh Del Monte’s subsidiaries opposed that motion. The court granted plaintiff’s motion to remand. The case will now proceed in state court of Florida.

On April 29, 2004, an alleged individual consumer filed a putative class action complaint against Fresh Del Monte’s subsidiaries in the state court of Arizona on behalf of residents of Arizona who purchased (other than for re-sale) Del Monte Gold™ between November 1997 and January 2003. The complaint alleges monopolization and attempted monopolization in violation of the Arizona Consumer Fraud Act, and unjust enrichment in violation of the common law. On May 24, 2004, Fresh Del Monte’s subsidiaries removed this action to federal court. The plaintiffs filed a motion for remand and Fresh Del Monte’s subsidiaries opposed that motion. Fresh Del Monte’s subsidiaries are not required to respond to the complaint until 20 days after the resolution of plaintiffs’ motion to remand.

On July 2, 2004, an alleged individual consumer filed a putative class action which was served on August 24, 2004 against Fresh Del Monte’s subsidiaries in the state court of Nevada on behalf of residents of Nevada who purchased (other than for re-sale) Del Monte Gold™ pineapples between November 1997 and January 2003. The complaint alleges restraint of trade in violation of Nevada statutes, common law monopolization and unjust enrichment. On September 13, 2004, Fresh Del Monte’s subsidiaries removed this action to federal court. The plaintiff has opposed the motion to remand.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Unaudited

10. Contingencies (continued)

On June 4, 2004, Fresh Del Monte’s subsidiaries filed a motion before the Judicial Panel on Multidistrict Litigation to transfer the then pending twelve class action cases discussed above against Fresh Del Monte’s subsidiaries in federal court to the Southern District of New York for consolidated and coordinated-pre trial proceedings. The plaintiffs who filed actions against Fresh Del Monte’s subsidiaries in the federal court in the Southern District of New York supported the motion while the plaintiffs that filed actions in other jurisdictions opposed the motion. The motion is fully briefed and oral argument was held on September 30, 2004.

In addition to the foregoing, we are involved from time to time in various claims and legal actions incident to our operations, both as plaintiff and defendant. In the opinion of management, after consulting with legal counsel, none of these other claims are currently expected to have a material adverse effect on us.

11. Earnings Per Share

Basic and diluted per share income are calculated as follows (U.S. dollars in millions, except share and per share data):

	Three months ended		Nine months ended
	September 24,	September 26,	September 24,	September 26,
	2004	2003	2004	2003
Numerator:
Net income	$13.7	$34.3	$120.1	$203.6

Denominator:
Denominator for basic earnings per share – weighted average number of ordinary shares outstanding	57,555,461	56,632,819	57,428,477	56,373,948
Effect of dilutive securities:
Employee stock options	277,841	929,567	334,966	854,823

Denominator for diluted earnings per share	57,833,302	57,562,386	57,763,443	57,228,771

Net income per share:
Basic	$0.24	$0.61	$2.09	$3.61
Diluted	$0.24	$0.60	$2.08	$3.56

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Unaudited

12. Retirement and Other Employee Benefits

The following table sets forth the net periodic cost of Fresh Del Monte’s postretirement plan and defined benefits pension plans for the three and nine months ended September 24, 2004 and September 26, 2003 (U.S. dollars in millions):

	Postretirement Plan
	Three months ended		Nine months ended
	September 24,	September 26,	September 24,	September 26,
	2004	2003	2004	2003
Components of Net Periodic Benefit Cost:
Service cost	$—	$0.2	$0.1	$0.7
Interest cost	0.3	0.4	0.9	1.2

Net periodic benefit cost	$0.3	$0.6	$1.0	$1.9

	Defined Benefit Plans
	Three months ended		Nine months ended
	September 24,	September 26,	September 24,	September 26,
	2004	2003	2004	2003
Components of Net Periodic Benefit Cost:
Service cost	$0.1	$0.2	$0.3	$0.4
Interest cost	0.3	0.2	0.8	0.7
Expected return on plan assets	(0.2)	(0.2)	(0.7)	(0.7)

Net periodic benefit cost	$0.2	$0.2	$0.4	$0.4

13. Business Segment Data

Fresh Del Monte is principally engaged in one major line of business, the production, distribution and marketing of bananas and other fresh produce. Fresh Del Monte’s products are sold in markets throughout the world, with its major producing operations located in North, Central and South America, the Asia-Pacific region and Africa.

Through September 24, 2004, Fresh Del Monte’s operations have been aggregated on the basis of its products: bananas, other fresh produce and non-produce. Other fresh produce includes pineapples, melons, tomatoes, potatoes, onions, strawberries, grapes, non-tropical fruit (including citrus, apples, pears, peaches, plums, nectarines, apricots and kiwi), fresh-cut produce and other fruit and vegetables. Non-produce includes a third-party ocean freight container business, a refrigerated trucking business, a plastic product and box manufacturing business, a poultry business and a grain business.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Unaudited

13. Business Segment Data (continued)

Fresh Del Monte evaluates performance based on several factors, of which net sales and gross profit are the primary financial measures (U.S. dollars in millions):

	Three months ended				Nine months ended
	September 24, 2004		September 26, 2003		September 24, 2004		September 26, 2003
	Net	Gross	Net	Gross	Net	Gross	Net	Gross
	sales	profit	sales	profit	sales	profit	sales	profit
Bananas	$219.5	$(10.7)	$219.8	$8.3	$770.9	$30.2	$740.6	$70.6
Other fresh produce	350.0	40.8	314.3	54.3	1,209.5	160.4	1,079.5	203.4
Non-produce	40.9	0.7	29.6	2.4	107.4	6.5	88.0	7.3

Total	$610.4	$30.8	$563.7	$65.0	$2,087.8	$197.1	$1,908.1	$281.3

	September 24, 2004	December 26, 2003
Identifiable assets:
North America	$388.1	$381.7
Europe	258.2	272.5
Asia-Pacific	73.1	55.1
Central and South America	501.1	490.1
Maritime equipment (including containers)	140.6	153.3
Corporate	187.9	138.5

Total assets	$1,549.0	$1,491.2

14. New Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation Number 46, “Consolidation of Variable Interest Entities” (“FIN 46”). This interpretation of Accounting Research Bulletin (“ARB”) No. 51, “Consolidated Financial Statements, “ provides guidance for identifying a controlling interest in a variable interest entity (“VIE”) established by means other than voting interests. FIN 46 also requires consolidation of a VIE by an enterprise that holds such a controlling interest. In December 2003, the FASB completed its deliberations regarding the proposed modification to FIN 46 and issued Interpretation Number 46R, “Consolidation of Variable Interest Entities – an Interpretation of ARB No.51” (“FIN46R”). The decision reached included a deferral of the effective date and provisions for additional scope exceptions for certain types of variable interests. Application of FIN 46R is required in financial statements of public entities that have interest in VIEs or potential VIEs commonly referred to as special-purpose entities for periods ending December 15, 2003. Application by public entities (other than small business issuers) for all other types of entities is required in financial statements for periods ending after March 15, 2004. Fresh Del Monte adopted FIN 46R beginning in the first quarter of fiscal 2004 and it did not have a material impact on the Company’s financial position, results of operations or cash flows.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Unaudited

15. Subsequent Event

On October 1, 2004, Fresh Del Monte completed its acquisition of Del Monte Foods Europe. Fresh Del Monte had previously announced its intention to acquire the company in July 2004. Fresh Del Monte acquired Del Monte Foods Europe for approximately $340.0 million in cash, financed through cash on hand and the Company’s Credit Facility.

Del Monte Foods Europe is a vertically integrated producer, marketer and distributor of processed fruit and vegetables, juices, snacks and desserts and holds a perpetual, royalty-free license to use the Del Monte® brand for processed and/or canned foods throughout Europe, Africa and the Middle East. Del Monte® is the leading brand for canned fruit and pineapple in many Western European markets and is a leading brand in the United Kingdom beverage market.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unaudited

Liquidity and Capital Resources

Net cash provided by operating activities was $162.0 million for the first nine months of 2004 as compared to $254.1 million for the first nine months of 2003. The decrease in cash provided by operating activities was primarily attributed to lower net income combined with changes in other operating assets and liabilities.

Working capital was $220.0 million at September 24, 2004 and $143.1 million at December 26, 2003, an increase of $76.9 million. This increase is primarily due to higher balances of cash and cash equivalents and prepaid expenses and other current assets combined with lower balances in accounts payable and accrued expenses and income taxes payable.

Net cash used in investing activities for the first nine months of 2004 was $90.3 million compared with net cash used in investing activities of $127.4 million for the first nine months of 2003. Net cash used in investing activities for the first nine months of 2004 consisted primarily of $70.1 million in capital expenditures for the expansion of production facilities in South America, distribution centers and fresh-cut facilities in Europe and North America and for information technology and the acquisition of Can-Am Express, Inc. and RLN Leasing, Inc. (collectively, “Can-Am”). Can-Am is a nationally-recognized refrigerated trucking operation based in Fargo, North Dakota. Can-Am, which serves customers across the United States, had 2003 revenues of approximately $20.0 million. Can-Am utilizes a suite of logistics and fleet management software to optimize transportation services for its large national accounts customer base. With an owned fleet of 150 tractors and 200 trailers, and facilities in Fargo, North Dakota; Denton, Texas; and Cincinnati, Ohio, Can-Am provides over-the-road trucking services to a broad range of customers in the food, retail, and other industries. Fresh Del Monte’s acquisition of Can-Am will enable the Company to provide comprehensive distribution services to its retail and foodservice customers while minimizing overall transportation costs. The total consideration paid in connection with the Can-Am acquisition was approximately $18.8 million and was financed from existing cash on hand.

Net cash used in investing activities for the first nine months of 2003 consisted primarily of capital expenditures of $38.5 million and the acquisition of Standard Fruit and Vegetable Co., Inc. (“Standard”) for approximately $99.7 million. The acquisition included four distribution facilities, increased Fresh Del Monte’s presence in key markets in the United States and allowed Fresh Del Monte to increase its product offerings to include tomatoes, potatoes, strawberries, onions and an extensive line of specialty items. Net cash used in investing activities for the first nine months of 2003 also included the acquisition of the remaining minority interest in Envases Industriales de Costa Rica, S.A., a manufacturer of corrugated boxes, for $3.0 million. Capital expenditures in the first nine months of 2003 were primarily for expansion of our production facilities in South and Central America and distribution and fresh-cut facilities in North America.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Unaudited

Liquidity and Capital Resources (continued)

Net cash used in financing activities for the first nine months of 2004 and 2003 was $43.1 million and $55.2 million, respectively. Net cash used in financing activities for the first nine months of 2004 consisted primarily of net repayments of long-term debt of $11.8 million combined with $34.5 million of payment of cash dividends. Net cash used in financing activities for the first nine months of 2003 consisted primarily of net repayments of long-term debt of $46.9 million and payment of cash dividends of $14.1 million.

On March 21, 2003, Fresh Del Monte, and certain wholly-owned subsidiaries entered into a $400.0 million, four-year syndicated revolving credit facility (the “Credit Facility”), with Rabobank Nederland, New York Branch, as administrative agent, which replaced the then existing $450.0 million revolving credit facility including the $135.0 million five-year term loan maturing on May 10, 2005. With drawdowns from the Credit Facility, Fresh Del Monte paid off all amounts outstanding under the previous credit facility.

At September 24, 2004, Fresh Del Monte had $104.3 million available under committed working capital facilities, all of which is represented by the Credit Facility. The Credit Facility includes a swing line facility and a letter of credit facility. At September 24, 2004, $295.7 million of available credit was applied towards the issuance of letters of credit. The issuance of the letters of credit is primarily related to the pending agreement to acquire Del Monte Foods Europe (see Recent Developments) and other operating commitments.

The Credit Facility is collateralized directly or indirectly by substantially all of Fresh Del Monte’s assets, permits borrowings with an interest rate based on a spread over the London Interbank Offered Rate (“LIBOR”) and expires on March 21, 2007. There were no outstanding borrowings on the Credit Facility at September 24, 2004.

As of September 24, 2004, Fresh Del Monte had $35.6 million of long-term debt and capital lease obligations, including the current portion, consisting of $9.4 million of long-term debt related to refrigerated vessel loans, $8.5 million of other long-term debt and $17.7 million of capital lease obligations.

As of September 24, 2004, Fresh Del Monte had cash and cash equivalents of $81.1 million.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Unaudited

Recent Developments

On October 1, 2004, Fresh Del Monte completed its acquisition of Del Monte Foods Europe. Fresh Del Monte had previously announced its intention to acquire the company in July 2004. Fresh Del Monte acquired Del Monte Foods Europe for approximately $340.0 million in cash, financed through cash on hand and the Company’s credit facility.

Fresh Del Monte’s acquisition of Del Monte Foods Europe, a vertically integrated producer and distributor of processed fruit and vegetables, juices, snacks and desserts, will add approximately $370 million of sales and an attractive array of products and brands to Fresh Del Monte’s existing portfolio of fresh and fresh-cut produce. In addition, the acquisition strengthens the Company’s presence in Europe and other key markets. Del Monte Foods Europe’s beverages and deciduous fruit are processed at facilities in England, Greece, South Africa and Italy, while its pineapple is cultivated and processed at its plantations and canneries in Kenya and Thailand.

Del Monte Foods Europe has a perpetual, royalty-free license to use the Del Monte® brand for processed and/or canned food products throughout Western, Central and Eastern Europe, Africa, and the Middle East. As a result, the acquisition provides Fresh Del Monte with a myriad of new markets where the Company will be able to sell fresh produce and processed foods under the Del Monte® name, Western Europe’s leading brand of processed fruit and pineapple.

Results of Operations

Third Quarter 2004 Compared with Third Quarter 2003

Net Sales. Net sales for the third quarter of 2004 were $610.4 million compared with $563.7 million for the third quarter of 2003. The increase in net sales of $46.7 million was attributable to higher net sales of other fresh produce combined with higher net sales of non-produce. Net sales of bananas during the third quarter of 2004 were consistent with the third quarter of 2003 with a 5% increase in sales volume. The increase in net sales of other fresh produce was principally attributed to increased net sales and sales volume of fresh-cut fruit and vegetables, tomatoes, vegetables and non-tropical fruit, partially offset by lower net sales and sales volume of melons. Overall, the other fresh produce category had a 12% increase in sales volume and an 11% increase in net sales. The increase in net sales of non-produce was principally attributable to higher third-party cargo.

Net sales were positively impacted by a weaker U.S. dollar versus the euro, British pound and Japanese yen. The net effect of foreign exchange in the third quarter of 2004 compared with the same period of 2003 was an increase in net sales of approximately $12.9 million.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Unaudited

Third Quarter 2004 Compared with Third Quarter 2003 (continued)

Cost of Products Sold. Cost of products sold was $579.6 million for the third quarter of 2004 compared with $498.7 million for the third quarter of 2003. The increase of $80.9 million was primarily attributable to higher banana and other fresh produce sales volumes, combined with higher banana per unit fruit costs as the result of adverse growing conditions in Costa Rica, higher containerboard and higher fuel and distribution costs.

Gross Profit. Gross profit was $30.8 million for the third quarter of 2004 compared with $65.0 million for the same period in 2003. As a percentage of sales, gross profit margin decreased to 5.0% in the third quarter of 2004 compared to 11.5% in the third quarter of 2003. The decrease of $34.2 million was principally the result of lower gross profit on bananas, Del Monte Gold ™ pineapples, melons, vegetables and non-tropical fruit, partially offset by increased gross profit on fresh cut fruit and vegetables. Gross profit margin as a percent of sales decreased primarily as a result of lower per unit sales prices of bananas in the Asia-Pacific region combined with higher per unit cost for bananas. Also contributing to the lower gross profit during the third quarter of 2004 as compared with 2003 was lower profitability on Del Monte Gold ™ pineapples, melons, vegetables and other non-tropical fruits that resulted from lower per unit sales prices combined with higher per unit fruit and distribution costs. Gross margin was also affected by higher containerboard, fuel and distribution costs.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $1.0 million from $28.3 million in the third quarter of 2003 to $29.3 million for the third quarter of 2004. The increase is principally due to higher selling and marketing expenses in Europe resulting from increased efforts in the fresh-cut fruit and vegetable operations.

Asset Impairment Charges. Based on continued operating losses and discontinued product lines in the United Kingdom, the United States and Brazil, related to the other fresh produce and banana categories, certain machinery and equipment was written down to its estimated fair value. As a result, an asset impairment charge of $5.4 million was recorded during the third quarter of 2004.

Operating Income(loss). Operating income(loss) for the third quarter of 2004 was $(3.9) million compared with $36.7 million for the same period in 2003, a decrease of $40.6 million. This decrease in operating income was attributable to the decrease in gross profit, combined with the asset impairment charge and a slight increase in selling, general and administrative expenses.

Interest Expense. Interest expense decreased $0.4 million to $0.9 million for the third quarter of 2004 compared with $1.3 million for the third quarter of 2003, as a result of lower average debt balances.

Other Income(loss). Other income (loss) decreased by $2.8 million from $1.1 million for the third quarter of 2003 to a loss of $1.7 million for the third quarter of 2004. The decrease is due primarily to foreign exchange gains in Europe during the third quarter of 2003 as compared with a small exchange loss during the same period in 2004.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Unaudited

Provision(benefit) for Income Taxes. Provision(benefit) for income taxes decreased from a $2.4 million provision in the third quarter of 2003 to a benefit of $19.8 million in the third quarter of 2004. Income tax benefit for the third quarter includes a net benefit of $20.6 million, primarily due to the reversal of tax contingency accruals net of changes in deferred tax assets for the settlement of a United States federal income tax audit for the years 1997 through 2001.

First Nine Months of 2004 Compared with First Nine Months of 2003

Net Sales. Net sales for the first nine months of 2004 were $2,087.8 million compared with $1,908.1 million for the first nine months of 2003. The increase in net sales of $179.7 million was attributable to increases in net sales of other fresh produce, bananas and non-produce category. The increase in net sales of other fresh produce is principally due to higher sales volume and net sales of fresh-cut fruit and vegetables, tomatoes, vegetables and non-tropical fruit. The increase in banana net sales is primarily the result of higher sales volume in Europe partially offset by lower sales volume in North America and lower per unit sales prices in all markets.

Net sales were positively impacted by a weaker United States dollar versus the euro, British pound and Japanese yen. The net effect of foreign exchange in the first nine months of 2004 compared with the same period of 2003 was an increase in net sales of approximately $55.3 million.

Cost of Products Sold. Cost of products sold was $1,890.7 million for the first nine months of 2004 compared with $1,626.8 million for the first nine months of 2003, an increase of $263.9 million. The increase is primarily due to higher banana and other fresh produce sales volumes and per unit fruit cost as well as higher distribution costs. The principal factors contributing to the increase in per unit fruit cost were higher containerboard cost and adverse growing conditions in Costa Rica which resulted in an elevated incidence of Sigatoka fungus and plant blowdowns combined with a one year only customs duty charge by the European Union for Costa Rican fruit.

Gross Profit. Gross profit was $197.1 million for the first nine months of 2004 compared with $281.3 million for the same period in 2003. As a percentage of net sales, gross profit margin decreased to 9.4% in the first nine months of 2004 from 14.7% in the first nine months of 2003. The decrease of $84.2 million and the decrease in gross margins was primarily attributable to higher banana fruit cost; lower per unit sales prices of Del Monte Gold ™ pineapple due to quality problems caused by adverse weather conditions in Costa Rica and competition; lower melon per unit selling prices due to an oversupply; and higher per unit cost for non-tropical fruit and vegetables and higher distribution costs.

Asset Impairment Charges. Based on continued operating losses and discontinued product lines in the United Kingdom, the United States and Brazil, related to the other fresh produce and banana categories, certain machinery and equipment was written down to its estimated fair value. As a result, an asset impairment charge of $5.4 million was recorded during the third quarter of 2004.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Unaudited

First Nine Months of 2004 Compared with First Nine Months of 2003 (continued)

Operating Income. Operating income for the first nine months of 2004 was $108.1 million compared with $198.7 million for the same period in 2003, a decrease of $90.6 million. The decrease is due to the decrease in gross profit combined with the asset impairment charge that was incurred during the first nine months of 2004.

Interest Expense. Interest expense decreased $2.6 million to $3.3 million for the first nine months of 2004 compared with $5.9 million for the first nine months of 2003, primarily as a result of lower average debt balances.

Other Income. Other income decreased by $23.4 million from $23.4 million for the first nine months of 2003 to $0.0 for the first nine months of 2004. The decrease is due primarily to insurance recoveries of $11.5 million recorded in the first quarter of 2003 under a business interruption insurance policy related to Hurricane Mitch, which disrupted Guatemalan operations in 1998. The decrease is also due to a gain on the sale of the 50% interest in Compañía Industrial Corrugadora Guatemala, S.A., a manufacturer of corrugated boxes of $5.5 million recorded in the second quarter of 2003 and reduced exchange gains in Europe.

Provision(benefit) for Income Taxes. Provision for income taxes decreased from $13.1 million in the first nine months of 2003 to a benefit of $14.6 million for the first nine months of 2004. Income tax benefit for the first nine months of 2004 includes a net benefit of $20.6 million, primarily due to the reversal of tax contingency accruals net of changes in deferred tax assets for the settlement of a United States tax audit for the years 1997 through 2001. Excluding this benefit of $20.6 million, the provision for income taxes would be $6.0 million for the first nine months of 2004 as compared with $13.1 million for the same period in 2003. This reduction of $7.1 million is primarily due to lower taxable income in the United States.

Seasonality

Interim results are subject to significant seasonal variations and may not be indicative of the results of operations that may be expected for the entire 2004 year.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

______

DISCLOSURE CONTROLS AND PROCEDURES

As of September 24, 2004, we carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a or 15d. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in timely alerting them to material information relating to us that is required to be included in our periodic filings with the SEC. There have been no significant changes in our internal controls or, to our knowledge, in other factors that could significantly affect those internal controls subsequent to the date we carried out our evaluation, and there have been no corrective actions with respect to significant deficiencies or material weaknesses.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fresh Del Monte Produce Inc.
Date: October 29, 2004	By:	/s/ Hani El-Naffy
Hani El-Naffy
President & Chief Operating Officer

By:	/s/ John F. Inserra
John F. Inserra
Executive Vice President & Chief Financial Officer